

16014400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COKER & PALMER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1667 LELIA DRIVE
(No. and Street)

JACKSON (City) MS (State) 39216-4818 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. DAVID COKER 601-965-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDERS MINKLER HUBER & HELM LLP
(Name – *if individual, state last, first, middle name*)

800 MARKET SUITE 500 (Address) ST. LOUIS (City) MO (State) 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. DAVID COKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COKER & PALMER, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS.


STATE OF MISSISSIPPI
NOTARY PUBLIC
ID # 6516
DIANA EGGER
Commission Expires
Aug. 26, 2016
HINDS COUNTY

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
Coker & Palmer, Inc.
Jackson, Mississippi

We have audited the accompanying financial statements of Coker & Palmer, Inc. (a Mississippi corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of Coker & Palmer, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coker & Palmer, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

[illegible] Market Street Suite 500 St. Louis MO [illegible] | [illegible] | www.[illegible].com

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) and Other Schedules (Schedule II), have been subjected to audit procedures performed in conjunction with the audit of Coker & Palmer, Inc.'s financial statements. The supplemental information is the responsibility of Coker & Palmer, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) and Other Schedules (Schedule II) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Anderson Hinkle Heber & Nelson LLP

February 25, 2016

THIS PAGE INTENTIONALLY LEFT BLANK

COKER & PALMER, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CASH AND CASH EQUIVALENTS	$	620,786
TEMPORARY CASH INVESTMENTS		100,601
RECEIVABLES FROM & DEPOSITS WITH CLEARING BROKERS		205,340
OTHER ACCOUNTS RECEIVABLE		82,059
DEFERRED INCOME TAXES - Note 5		9,019
PREPAID EXPENSES		70,222
INVESTMENTS:		
Partnership interests - Note 9		62,554
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $268,964		112,026
	$	1,262,607

The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	$ 39,364
Accrued expenses	187,811
Income taxes payable - Note 5	3,457
Deferred income taxes - Note 5	31,724
Total liabilities	262,356
COMMITMENTS AND CONTINGENCIES AND GUARANTEES:	
Subordinated borrowings - Note 4	500,000
Accrued interest on subordinated borrowings	2,613
	502,613
STOCKHOLDERS' EQUITY:	
Common stock, $.01 par value; 1,000,000 shares authorized, 60,000 shares issued and outstanding - Note 7	600
Paid-in capital	70,458
Retained earnings	426,580
Total stockholders' equity	497,638
	$ 1,262,607

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2015

REVENUE:	
Commissions	$ 7,986,062
Investment income:	
Interest	731
Income from partnership interests - Note 9	(1,898)
Other income	10,542
	7,995,437
EXPENSES:	
Compensation and related expenses	6,724,219
Brokerage and clearing fees	240,901
Occupancy and management services	288,440
Communications	48,026
Quote services	151,910
Depreciation expense	24,407
Other operating expenses	488,529
	7,966,432
INCOME BEFORE INCOME TAXES	29,005
INCOME TAX EXPENSE - Note 5:	
Currently payable	4,335
Deferred portion	14,089
	18,424
NET INCOME	$ 10,581

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

		Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCES, JANUARY 1, 2015	$	600	70,458	415,999	487,057
Net income for year		-	-	10,581	10,581
BALANCES, DECEMBER 31, 2015	$	600	70,458	426,580	497,638

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

SUBORDINATED BORROWINGS AT JANUARY 1, 2015	$ 522,407
Increases (decreases):	
Accrued interest on subordinated notes	2,613
Payment of accrued interest on subordinated notes	(22,407)
SUBORDINATED BORROWINGS AT DECEMBER 31, 2015	$ 502,613

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	10,581
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Depreciation expense		24,407
Loss from investment partnerships		1,898
Deferred income taxes		14,089
(Increase) decrease in operating assets:		
Receivable from and deposits with clearing broker		59,287
Other accounts receivable		(29,889)
Prepaid expenses		(2,149)
(Decrease) in operating liabilities:		
Accrued interest on subordinated borrowings		(19,794)
Accounts payable and accrued expenses		(16,186)
Net cash provided by operating activities		42,244
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to temporary cash investments		(601)
Distributions from investment partnership		12,503
Purchases of furniture and equipment		(76,462)
Net cash used in investing activities		(64,560)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(22,316)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		643,102
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	620,786
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$	33,195
Income taxes	$	1,110

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Coker & Palmer, Inc. (the "Company") is a registered securities broker-dealer located in Jackson, Mississippi. The Company opened a branch office in Oxford, Mississippi in February 2015 and New Orleans, Louisiana in June 2015. The Company clears its transactions on a fully disclosed basis through other brokers. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. Securities transactions and the related commission revenues and expenses are recorded on trade dates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables, accounts payable and accrued expenses approximate their fair values due to the short maturity of these instruments.

The Company records its investments in marketable securities at fair market value. Realized gains and losses are recorded upon disposition of financial instruments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in valuation of financial instruments are included as changes in the unrealized gains or losses on investments in the statement of activities.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Fair Value of Financial Instruments - continued:

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Codification 820-10, *Fair Value Measurements*, which establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and brokerage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

COKER & PALMER, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Fair Value of Financial Instruments - continued:

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods over three to ten years, the estimated useful lives of the assets.

Revenue Recognition

Commissions income is recognized as earned with billed but not collected amounts reflected as receivables.

Income Taxes

The Company accounts for income taxes using the asset and liability method. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

The Company recognizes the effect of income tax provisions only if those positions are more likely than not of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

COKER & PALMER, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Income Taxes - continued:

The Company's income tax filings are subject to audit by various taxing authorities. With limited exceptions, the Company is no longer subject to U.S. Federal, state or local income tax examinations by tax authorities for years before 2012. The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment, the Company determines whether it is more likely than not that the positions would be sustained under examination by the tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination. The Company has not recognized a provision for any unrecognized tax benefits in the accompanying financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pending Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2018, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effort of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements and have not yet determined the method by which we will adopt the standard in 2019.

NOTE 2 - OFF-BALANCE SHEET CREDIT AND MARKET RISK

Financial instruments which potentially subject the Company to concentrations of credit risk include temporary cash investments and trade receivables.

The Company maintains its cash accounts with high credit quality financial institutions. At times, such accounts are in excess of the FDIC and SIPC insurance limit. At December 31, 2015, the Company's bank balance exceeded the insured limit by $409,417. The Company has never experienced any losses related to those balances.

Securities transactions of customers are introduced to and cleared through clearing brokers. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Receivables from and the deposits with the clearing brokers represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 3 - INVESTMENTS

Investments are summarized as follows:

	Cost	Market	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Partnership interests	$ 31,627	$ 62,554	-	62,554	-

Realized and unrealized losses on investments of $(1,898) are reported on the statement of income for the year ended December 31, 2015.

COKER & PALMER, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 4 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements are as follows:

Subordinated note, 5% (2% to September 8, 2015) due September 9, 2018	$	500,000
Accrued interest on subordinated note		2,613
	$	502,613

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the secured demand note collateralizing agreements due on September 9, 2018.

NOTE 5 - INCOME TAXES

The provision for Federal and state income taxes consists of the following:

CURRENT INCOME TAXES:		
State income tax expense	$	1,943
Federal income tax expense		2,392
		4,335
DEFERRED INCOME TAXES RELATED TO:		
Depreciation		11,995
Accrued compensation		950
Unrealized gain on investments		(3,108)
Tax loss and tax credits carryforward		4,252
		14,089
Net income tax expense	$	18,424

The difference in the expected income tax expense at U.S. statutory tax rates and the income tax expense detailed above for the year ended December 31, 2015 relates primarily to the tax on non-deductible expenses.

NOTE 5 - INCOME TAXES - CONTINUED:

The net deferred income tax asset (liability) results from differences in the recognition of income and expense for income tax and financial statement purposes. The nature of these differences and the tax effect of each are as follows:

DEFERRED TAX ASSET:		
Accrued compensation	$	9,019
DEFERRED TAX LIABILITY:		
Excess of tax depreciation expensed over book depreciation expensed		(23,838)
Excess of unrealized gains on investments recognized for financial purposes over taxable amount		(7,886)
		(31,724)
Net deferred tax liability	$	(22,705)

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2015, the Company had net capital of $663,868, which was $613,868 in excess of its required net capital of $50,000. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was .35 to 1 at December 31, 2015.

For one day during the year, the Company received customer funds into the Company's operating account. The funds were transmitted to the customer's account the day after received but for the one day period, the Company was deemed to have custody of customer funds. Therefore, the Company was required to maintain net capital of $250,000 for the time in which the Company had custody of customer funds. The Company did maintain in excess of $300,000 in net capital during this period and was not in violation of net capital requirements.

NOTE 7 - CAPITAL STOCK RESTRICTIONS

The Corporation's Shareholders' Agreement limits the right of its stockholders to sell or transfer their stock. A stockholder must advise the Corporation and other stockholders in writing

COKER & PALMER, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 7 - CAPITAL STOCK RESTRICTIONS - CONTINUED:

of their desire to sell or transfer any of the Corporation's stock. The Corporation shall have an option for sixty days within which to acquire the stock. In the event that the option is not exercised by the Corporation, any of the remaining stockholders shall have an option for an additional ten days to acquire the stock. If neither option is exercised, the restriction on transfers shall no longer apply to such stockholder.

NOTE 8 - RETIREMENT PLAN

The Company has established a Salary Reduction Simplified Employee Pension Plan (SARSEP) covering substantially all employees. Participants may contribute a portion of their compensation to the plan. Company contributions are made at the discretion of the Board of Directors. The Company had no discretionary contributions during 2015.

NOTE 9 - RELATED PARTIES

The Company rents office space on a month to month basis in an office building owned by a separate company, Cadenza Properties, LLC, that has common ownership with Coker & Palmer, Inc. There is no lease agreement. Rent paid for 2015 was $127,200.

On September 8, 2015, the Company renewed a subordinated loan in the amount of $500,000 from Cadenza Properties, LLC, that matured on November 7, 2015. The new subordinated loan is due on September 9, 2018, with interest at 5% payable monthly. The note is fully subordinated to all other creditors.

In 1998, the Company organized and contributed capital to a limited partnership, Navarre Partners, L.P., to invest funds in marketable securities. In addition, the Company organized and contributed capital to an additional limited partnership, The New South L.P. Fund in 2013 that also invests funds in marketable securities. The Company is the general partner of The New South Fund. The Company's interest in the partnerships is reported on the financial statements at an amount equal to the partners' capital account balance as follows:

Balance per capital accounts at beginning of year	$	76,955
Distributions during the year		(12,503)
Allocable share of partnership income (loss) for the year		(1,898)
Capital balances at end of year	$	62,554

NOTE 10 - LEASE COMMITMENTS

The Company leases its corporate office from a related partnership under an informal month-to-month lease (see Note 9). The Company entered into an operating lease during 2015 for office space at its New Orleans, Louisiana office. Rental payments under operating leases for the year ended December 31, 2015 was $26,565. Future minimum lease payments under this non-cancellable operating lease are as follows at December 31, 2015:

Year ended December 31:		
2016	$	36,847
2017		37,352
2018		18,676
	$	92,875

NOTE 11 - CONCENTRATIONS

For the year ended December 31, 2015, no single customer generated more than 10% of the Company's commission revenue.

NOTE 12 - CONTINGENCIES

The Company is subject to various legal claims incurred in the normal course of business. It is the opinion of management that all such claims are not expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE 13 - SUBSEQUENT EVENTS

The Company had no subsequent events of a material nature requiring adjustment to or disclosure in the financial statements through February 25, 2016, the date the financial statements were approved by the Company's management and thereby available to be issued.

SUPPLEMENTARY INFORMATION

COKER & PALMER, INC. — SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2015

STOCKHOLDERS' EQUITY:		
Capital stock outstanding		$ 600
Additional paid-in capital		70,458
Retained earnings		426,580
		497,638
ADDITIONS:		
Subordinated borrowings allowable in computation of net capital		500,000
Accrued interest on subordinated borrowings		2,613
Total capital and allowable subordinated borrowings		1,000,251
DEDUCTIONS:		
Non-allowable assets:		
Furniture and equipment	112,026	
Non-public partnership interest	62,554	
Receivables from non-customers	82,059	
Prepaid expenses	70,222	
Deferred income taxes	9,019	
		335,880
Net capital before haircuts on securities positions		664,371
Less: Haircuts		503
Net capital		663,868
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	230,632	
	230,632	
MINIMUM CAPITAL REQUIREMENTS		
(6.67% of $230,632 subject to minimum capital of $50,000)		50,000
Capital in excess of minimum requirement		$ 613,868

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED:
DECEMBER 31, 2015**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$	.35 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2015):		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	663,868
Net capital as computed above	$	663,868

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

OTHER SCHEDULES
DECEMBER 31, 2015

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent forwards all transactions of its customers to a clearing broker.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent forwards all securities directly to its clearing broker.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

COKER & PALMER, INC.

EXEMPTION REPORT

Coker & Palmer, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):

(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year with one exception. For one day during the year, the Company received customer funds into the Company's operating account. The funds were transmitted to the customer's account the day after received but for the one day period, the Company was deemed to have custody of customer funds. Therefore, the Company was required to maintain net capital of $250,000 for the time in which the Company had custody of customer funds. The Company did maintain in excess of $300,000 in net capital during this period and was not in violation of net capital requirements.

Coker & Palmer, Inc.

I, J. David Coker, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



President

February 25, 2016


ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
Coker & Palmer, Inc.
Jackson, Mississippi

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) Coker & Palmer, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Coker & Palmer, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:Provision (2)(ii) (the "exemption provisions") and (2) Coker & Palmer, Inc. stated that Coker & Palmer, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Coker & Palmer, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coker & Palmer, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 25, 2016

Anders Minkler Huber & Helm LLP | 800 Market Street, Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com


ANDERS
CPAs + ADVISORS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment

Board of Directors
Coker & Palmer, Inc.
Jackson, Mississippi

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Coker & Palmer, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and the SIPC, solely to assist you and the other specified parties in evaluating Coker & Palmer, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Coker & Palmer, Inc.'s management is responsible for Coker & Palmer, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting a difference in income for ($5,734), additions of $2,364 and deductions of ($3,547) resulting in an overpayment of $17 on the Form SIPC-7;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anders Minkler Huber & Helm LLP

February 25, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2225*********************MIXED AADC 220
044129 FINRA DEC
COKER & PALMER INC
~~COKER & PALMER~~
1667 LELIA DR
JACKSON MS 39216-4818

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 13,420.34

B. Less payment made with SIPC-6 filed (exclude interest) (5,056.91)

7-27-15
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 8,363.43

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,363.43

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,363.43

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Coker & Palmer Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 10th day of FEB, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,002,339
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	4,480
Total additions	4,480
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,327,699
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	202,876
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	3,219
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	35,306
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 69,580	
Enter the greater of line (i) or (ii)	69,580
Total deductions	2,638,680
2d. SIPC Net Operating Revenues	$ 5,368,139
2e. General Assessment @ .0025	$ 13,420.34
	(to page 1, line 2.A.)

COKER & PALMER, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION

DECEMBER 31, 2015

CONTENTS